Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: February 28, 2008

On February 27, 2008, Gaz de France made the following slide presentation available on its website and at a presentation of its 2007 annual results in Paris, France.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

Gaz de France 2007 Annual Results 27 February 2008 2007 Annual Results 27 February 2008

Gaz de France 2007 Annual Results 27 February 2008 2007 Annual Results Jean-François CIRELLI Chairman and Chief Executive Officer 27 February 2008

Gaz de France
2007 Annual Results
27 February 2008
Disclaimer
Important Information
This document does not constitute an offer to purchase or exchange nor a solicitation to sell or exchange Suez, Suez Environnement (or any company owning Suez
Environnement shares) or Gaz de France shares. Nor is it an offer to sell or trade shares in a country (including the United States of America, Germany, Italy and
Japan) in which such an offer, solicitation, sale or exchange would be illegal or which would be subject to registration according to the applicable law in the country in question. Distribution of this document may, in certain countries, be subject to legal or regulatory restrictions. As a result, anyone who is in possession of this document must find out if any such restrictions apply and conform to them. As far as possible given the applicable regulations, Gaz de France et Suez decline all responsibility in the event of violation of these restrictions by anyone.
Any Gaz de France shares issued in the framework of the merger operation to the profit of Suez shareholders (including those who hold shares represented by the
ADS (American Depositary Shares) of Suez) may not be offered or sold in the United States of America without being registered or without having benefited from an exemption from the obligation to register in accordance with the 1933 US Securities Act, as modified. Suez Environnement shares (or those of any company holding shares in Suez Environnement) are not and shall not be registered in the United States of America, in line with the US Securities Act of 1933 and shall be neither offered nor sold in the United States of America, without being registered or without having benefited from an exemption from the obligation to register.
For the purposes of the planned operations, the necessary documentation will be deposited with the AMF. Insofar as Gaz de France would be obliged to or may decide to register Gaz de France shares issued in the merger operation in the United States of America, it would submit an American registration document
(registration statement on Form F-4), including a prospectus, to the SEC (United States Securities and Exchange Commission). It is strongly recommended that investors read the information that is submitted to the AMF, the American registration statement and the prospectus when they are available, if necessary, as well as any other document that may be submitted to the SEC and/or the AMF, along with any amendment or complementary information to these documents, because these may contain important information. In the event of registration in the United States of America, copies of the American registration statement, the prospectus, as well as any other necessary documents submitted to the SEC, will be available, free of charge, on the SEC website (www.sec.gov). At an appropriate time, investors will receive information concerning the way to obtain, free of charge, documents relating to the Gaz de France operation or via a duly designated representative. Investors and holders of Suez shares may obtain, free of charge, copies of documents submitted to the AMF on the AMF website (www.amf-
france.org) or directly from the Gaz de France website (www.gazdefrance.com) or the Suez website (www.suez.com).
Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the Management Teams of Gaz de
France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares and Suez ADRs are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-
looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers
(“AMF”) made by Gaz de France and Suez, including under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27,
2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed with the SEC, including under “Risk Factors” in the Annual Report on Form 20-F for 2006 filed by Suez on June 29, 2007. Except as required by applicable law, neither
Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

4 Gaz de France 2007 Annual Results 27 February 2008 Contents Business trends and highlights Results as at 31 December 2007 Main achievements in 2007 and outlook Appendices

Gaz de France 2007 Annual Results 27 February 2008 Business trends and highlights Jean-François CIRELLI

Gaz de France
2007 Annual Results
27 February 2008
2007: record-high results
1
Before replacement costs and employee shareholding schemes
2
Before tax, change in WCR and replacement costs
3
Number of shares outstanding (in thousands): 983,115 in 2007 and 983,719 in 2006
* To be proposed to 19 May 2008 Annual General Meeting
Average climate conditions +1.6%
Change 2006 2007
In million euros
27,642 27,427 Sales
Operating income
Net income Group share
3,608 3,874
+7.6% 2,298 2,472
+15% 5,118 5,904
Net income per share
3
(in €)
+7.6% 2.34 2.51
Operating cash flow
2
+7.4%
Adjusted operating income
1
5,149 5,666 +10%
-0.8%
Dividend per share (in €) +15% 1.10 1.26*

Gaz de France
2007 Annual Results
27 February 2008
2006 2007
5,149 5,666 Adjusted operating income
1
2007 performance exceeded objectives
The return to breakeven of gas sales at regulated tariffs
and good commercial results
Year-end market conditions allowed the Group to fully leverage the LNG portfolio
Operating costs under increased control
Favourable climat conditions in the last quarter
In million euros
1
Before replacement costs and employee shareholding schemes
h

Gaz de France
2007 Annual Results
27 February 2008
Regulated natural gas tariffs in line with costs
regulated tariffs covering
supply costs
Losses - gains on regulated-tariff sales
Clarification of legal framework applicable to natural gas tariffs in France by Council of State ruling
Finalisation of 2008-2010 Public Service Contract with State, as soon as possible
In million euros
- 511
84
2006
2007

Gaz de France

Jan-06
Mar-06
May-06
Jul-06
Sept-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sept-07
Nov-07

Jan-06
March-06
May-06
Jul-06
Sept-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sept-07
Nov-07

Gaz de France
2007 Annual Results
27 February 2008
Source CERA
Buoyant market conditions at year-end
Increase in arbitrage operations, particularly in LNG
• 12 cargoes in Q4 covering approximately 9 TWh
Gas Oil
40
45
50
55
60
65
70
75
80
85
90
95
0,80
1,30
1,80
2,30
2,80
3,30
3,80
4,30
NBP (c€/kWh)
Border contract tracker (c€/kWh)
Brent ($/bl)
Brent (€/bl)

Gaz de France
2007 Annual Results
27 February 2008
Operating costs under increased control
16.0
15.6
15.1
2005 2006 2007
-2.0%
-3.1%
Headcount reduction in regulated business activities
on a comparable basis (in thousands)
Actual
2007
Objective
2009
Decreasing purchasing costs
2007 actuals exceeded target
In thousands
of employees
In million euros
132
OPEX CAPEX
290

Gaz de France
2007 Annual Results
27 February 2008
Return to favourable climate conditions
in second half
COOLER
WARMER
AVERAGE
CLIMATE
14.5
-13.4
-25.3
H1 2006
H2 2006 H1 2007
in TWh
Climate adjustment* - France
10.7
H2 2007
* Distribution France scope
Climate adjustments – See Presentation of Half-Year Results 2007
** February estimate
Jan-Feb
2008**
-6.4

Gaz de France
2007 Annual Results
27 February 2008
Operational indicators
Natural gas sales
(in TWh)
-4% *
Electricity sales
(in TWh)
+7.2%
-3%
Hydrocarbon production *
(in Mboe)
Number of gas customers
(in millions)
730
762
2006 2007
43.1*
41.8
2006 2007
20.6
22.1
2006 2007
14.7
13.9
2006 2007
+6%*
* -1.6% based on average climate
* Stable on a comparable basis
*On a comparable basis

Gaz de France
2007 Annual Results
27 February 2008
A balanced business mix
2007 Adjusted Operating Income
breakdown
58%
42%
Infrastructures
Energy Supply
and Services
+ 2 points
International sales
39%
41%
2006 2007
€10,840 M €11,361 M €5,666 M

Gaz de France

+11%
+10%
+4 to 7%

Actual: x3
IPO target: x2

Gaz de France
2007 Annual Results
27 February 2008
Commitments met
Growth in Adjusted Operating Income – Shareholder returns
In million
euros
2004
2007
4,173
5,666
Actual
Revised target
IPO target
Growth in Adjusted Operating Income Growth in dividend
In million
euros
2004
2007
419
1,240*
* Based on  the number of shares outstanding as at 31 December
2007 and a Dividend per share of €1.26
Investments
Additional shareholder returns
In billion euros
2005-2008
Target
2005-2007
Actual
10.2
4.0
17.5
2008
Target
In billion euros
Shareholder returns
Share buy-back
Additional
dividend pay-out
over 2006-2008
1.0 *
0.9
* Estimated
3.3
3.3

Gaz de France
2007 Annual Results
27 February 2008
Adjusted Operating Income target
Planned investments for 2008: €4 billion, +20% compared to 2007
Objective is to increase dividend 10 to 15% between the dividend paid in 2008 and the dividend paid in 2009
2
2008 target: continuing development and profitable
growth
1
Assuming that regulated natural gas tariffs in France fully cover the relevant supply costs
Target based on average climate conditions
4,173
6,100
2004 2008
Target
1
2
Subject to approval of the Annual General Meeting

Gaz de France 2007 Annual Results 27 February 2008 Results as at 31 December 2007 Stéphane BRIMONT Chief Financial Officer

Gaz de France
2007 Annual Results
27 February 2008
Sales significantly impacted by the climate
27,642
27,427
-369*
+464
2006
sales
2007
sales
+817
Price
Other
Scope
In million euros
* Including -98 IFRIC 12
Climate
Volumes
-666
-460
28,093
2007 sales
Excl. climate effect
+1.6%

Gaz de France
2007 Annual Results
27 February 2008
In million euros
Differing impacts on segments from business
conditions
5,149
5,666
- 143
+ 546
+ 12
+ 177
-121
- 7
+ 53
Adjusted
Operating
Income 2006
Adjusted
Operating
Income 2007
Exploration
Production
Energy
Purchase
& Sales
Services
Transmission
Storage
Distribution
France
Transmission
Distribution
International
Other
+10%

Gaz de France
2007 Annual Results
27 February 2008
1,127 Adjusted Operating Income
1,717 Sales
2007
Operating income
Exploration-Production
A major contributor to Group results
755
1,270
1,659
2006
935
- 11%
+3.5%
Change
- 19%
Contribution
to Group Adjusted
Operating Income
1,270
1,127
+158
-53
- 24
-180
+41
2006 Adjusted
Operating Income
Prices
Volumes
Other
Scope
Non-
recurring
2007**
2007 Adjusted
Operating Income
** Incl. sale of Cavendish +31 MEUR
Non-
recurring
2006*
-85
* Primarily capital gains from KGM sale
20%
In million euros

Gaz de France
2007 Annual Results
27 February 2008
Energy Purchase & Sales
Good sales performance
1,075
20,041
940
529
20,455
443
Adjusted Operating Income
Sales
2007
Operating income
2006
In million euros
+103%
-2%
Change
+112%
1,075
529
+26
+511
-154
+38
2006 Adjusted
Operating Income
Current
effects
Climate
2007 Adjusted
Operating Income
Reg. tariffs*
Losses
2006
Non-
recurring
2007
+41
Non-
recurring
2006
19%
+84
Reg. tariffs*
Sales margin
2007
* regulated tariffs
Contribution
to Group Adjusted
Operating Income

Gaz de France
2007 Annual Results
27 February 2008
Services
Continuing increase in operating profitability
129
1,807
82
117
1,801
71
Adjusted Operating Income
Sales
2007
Operating income
2006
In million euros
+10%
+0.3%
Change
+15%
117
129
+5
2006 Adjusted
Operating Income
Scope
2007 Adjusted
Operating Income
+7
2%
Contribution
to Group Adjusted
Operating Income
Current
effects

Gaz de France
2007 Annual Results
27 February 2008
1,534
2,494
1,185
Transmission-Storage
Outstanding performance driven by Storage
1,357
2,355
1,013
Adjusted Operating Income
Sales
2007
Operating income
2006
In million euros
+13%*
+5.9%
Change
+17%
1,357
1,534 +88
2006 Adjusted
Operating Income
Non-
recurring
2007
+52
Current
effects
2007 Adjusted
Operating Income
* Excluding non-recurring items, increase of 4%
Non-
recurring
2006
+37
27%
Contribution
to Group Adjusted
Operating Income

Gaz de France
2007 Annual Results
27 February 2008
Distribution France
A difficult year, due in particular to climate conditions
3,076 3,289 Sales
2007 2006
-6.5%
Change
1,291
552
1,412
726
Adjusted Operating Income
Operating income
-8.6%
-24%
1,412
1,291
Climate
Current
effects
-41
-80
23%
2006 Adjusted
Operating Income
2007 Adjusted
Operating Income
In million euros
Contribution
to Group Adjusted
Operating Income

Gaz de France
2007 Annual Results
27 February 2008
Transmission - Distribution International
Another year of good results
491
5,202
381
498
5,178
348
Adjusted Operating Income
Sales
2007
Operating income
2006
-1.4%
+0.5%
Change
+9.5%
Scope
-8
Climate
-36
Current effects
+37 498
491
9%
2006 Adjusted
Operating Income
2007 Adjusted
Operating Income
In million euros
Contribution
to Group Adjusted
Operating Income

Gaz de France
2007 Annual Results
27 February 2008
From Adjusted Operating Income  to net income
2006 2007
Adjusted Operating Income
Operating income
Replacement costs
5,666
3,874
-247
Change
+10%
+7.4%
Financial income
Taxes
Share of income in equity-accounted companies
Minority interests
Net income – Group share
-310
-1,153
99
-38
2,472 +7.6%
Net provision for depreciations -1,514
-18        Net provision for reserves
5,149
3,608
-357
-1,104
176
- 25
-1,430
183
-294
2,298
-13 Share-based payment 0
In million euros

Gaz de France
2007 Annual Results
27 February 2008
Investments backed by an increasing
CAPEX programme
622
689
1,416
1,520
391
434
383
745
2006 2007
Other *
Energy Purchase
& Sales
Infrastructures
Exploration
Production
*  Services, Transmission Distribution International and other
3,166
1
3,034
2
In million euros
External growth
2006 2007
816
275
1
Including €2,647 M  in CAPEX
2
Including €2,869 M in CAPEX
In million euros
Other *
Energy Purchase
& Sales
Infrastructures
Exploration
Production

Gaz de France
2007 Annual Results
27 February 2008
Change in net debt as at 31 December 2007
In million euros
* Including replacement costs
5,904
5,025
738
+ 232
- 1,111
- 3,309
- 1,095
+ 117
Operating
cash flow
Investments*
Decrease
in WCR
Decrease
in net debt
Other
Tax
Operating cash flow
including change
in WCR and tax
Dividend
pay-out

Gaz de France
2007 Annual Results
27 February 2008
A sound financial structure
< 1 yr 1 to 5 yrs
> 5 yrs
31/12/2006
1,355
970
3,620
3,472
2,734
Net financial debt
21%
15%
Maturity of debt as at 31/12/2007*
by currency
Euro
94%
US $
Other
Structure of net debt*
as at 31/12/2007
Including hedging
* Based on gross debt
Net financial debt/
shareholders’ equity
31/12/2006 31/12/2007
31/12/2007
In million euros
In million euros
by type of rate
Variable
30%
Fixed
70%

Gaz de France
2007 Annual Results
27 February 2008
Profitability progressing thanks to significant
improvement in Energy Purchase & Sales division
*  [1]
Calculated as the ratio between net operating income after tax and capital employed.  Net operating income after tax is equal to the operating income after deduction of capital gains and losses from intangible and financial assets, impairments, latent gains and losses on mark-to-market on financial instruments, restructuring costs, to which are added income and expenses from employed capital (dividends and income from companies accounted for by the equity method, other items from financial result) after taxes applicable to all of the above.
11.2%
12.1%
2006
2007
ROCE*
+ 0.9 point

Gaz de France 2007 Annual Results 27 February 2008 Main highlights in 2007 and outlook 2008 Jean-François CIRELLI

Gaz de France
2007 Annual Results
27 February 2008
2007 highlights
Algerian contracts extended (55 bcm concluded up to 2019)
Holdings in 10 offshore licenses in the North Sea
Production launch of Minke, Njord, Fram and Snohvit gas fields
Exploration campaigns finalised in Touat
45% stake in Alam El Shawish West license in Egypt
2008 outlook
Ongoing contractual talks with our partners
Discussions regarding new LNG supply
E&P: increase production to 50 Mboe
Marketability decision on Touat
Acquisition opportunities reviewed on a case-by-case basis
Securing gas supply

Gaz de France
2007 Annual Results
27 February 2008
2007 highlights
Construction on Cycofos CCGT continues
Launch of Montoir CCGT
Leading wind energy operator in France: nearly 145 MW installed in early 2008
Leading position amongst electricity generators in Italy
2008 outlook
GDF Futures Energies subsidiary created
Group wind energy capacity to nearly double in 2008
Cycofos: construction completed, commissioning in early 2009
Montoir: commissioning in early-2010
St-Brieuc: commissioning in late-2010
Development in electricity production

Gaz de France
2007 Annual Results
27 February 2008
A new marketing strategy
2007 highlights
Retail customer market liberalisation
• Organisation
• Information system specific to Gaz de France
• New offers:
77,000 gas customers, 46,500 electricity customers
New marketing channels
• Partnership with French LCL bank
2008 outlook
Integrating the Grenelle Environmental Plan dynamic into new offers
• Natural gas + renewables
• Zero-carbon offers
Continuing the development of dual offers
The Internet surge
Continuing the diversification of marketing channels
Stepping up the development of natural gas

Gaz de France
2007 Annual Results
27 February 2008
2007 highlights
Development gaining speed in Storage across Europe: United Kingdom,
Germany and Romania, etc.
Research & Development in the field of CO
2
Capture and Sequestration (CCS)
Investments doubled in Transmission in France between 2005 and 2007
Fos Cavaou terminal
2008 outlook
Transmission: growth in the investment programme (> €550 M)
Storage UK:  €80 M in investments planned on Stublach.
Third-party access exemption request
Storage Germany: construction continues on two caverns, call for tenders for the construction of two additional caverns.  Three new projects under consideration
Romania: growth in Amgaz capacity, preliminary work to increase
Depomures capacity
Development in Infrastructure businesses
in France and Europe

Gaz de France
2007 Annual Results
27 February 2008
2008: creation of GDF SUEZ
A world leader in energy, a key utility stock
Sustained development in all businesses of the new Group
Strong 2007 performance, demonstrating the robustness
and profitability of all businesses of both companies
A unique opportunity to boost both companies’ development
by leveraging their strong industrial complementarities
Merger project rationale enhanced by recent trends in the energy sector and acceleration of the consolidation in Europe
A value-creative transaction for all stakeholders

Gaz de France
2007 Annual Results
27 February 2008
Merger in First Half 2008
Main steps already completed
Next steps before merger completion
Opinion of Gaz de France employee representative bodies
Registration of stock market documentation (GDF SUEZ and Suez Environnement)
Opinion of the "Commission des Participations et Transferts"
EGMs to approve merger and distribution of 65% of Suez Environnement)
Merger completion and simultaneous listing of Suez Environnement
Privatisation law of Gaz de France
European Commission authorisation
Merger project approved by the Boards of Directors
Opinion of Suez employee representative bodies
Tax ruling on the distribution of the shares of Suez Environnement
Privatisation law implementation decree

Gaz de France
2007 Annual Results
27 February 2008
Joint integration team
Three teams in charge of integration process
Integration process involving
Human Resources and
Communication Departments
Potential for operational
synergies of approximately
€1bn per year, by 2013
46 workshops launched
Co-leaders from both
Groups
Integration process
GDF SUEZ will be operational
as soon as the merger is completed
Process management
committee
Synergy  management
committee
Change management
Steering committee

Gaz de France
2007 Annual Results
27 February 2008
Strong prospects for profitable growth
1 GDF SUEZ pro forma EBITDA as defined in appendix
2 Industrial investments (maintenance and development) derived mainly from organic growth
3 Based on the Gaz de France dividend paid in 2007 for fiscal year 2006 (€1.10 per  share).
Suez shareholders will also be able to benefit from the dividend paid by Suez Environnement, as of 2009.
GDF SUEZ medium-term targets
EBITDA growth of approximately 10%
1
in 2008
EBITDA target of €17 Bn
1
by 2010
CAPEX of €10 Bn
2
per year, on average, between 2008 and 2010
Ratings target: Strong A
Dynamic dividend policy targeting an attractive yield compared to sector average
• Target payout ratio: above 50% of recurring Group net income
• Average annual growth in dividend per share of 10 to 15% between dividend paid in 2007
3
and dividend paid in 2010
• Additional shareholder returns through exceptional dividends and share buy-backs
2008 targets for Gaz de France
Adjusted Operating Income of €6.1 billion in 2008
Step-up in development: investments for 2008: €4 billion, up by 20% compared to 2007
An additional increase in dividends per share for fiscal year 2008 of 10% to 15%

Gaz de France 2007 Annual Results 27 February 2008 Conclusion